Atalanta Sosnoff

CAPITAL CORPORATION

2001



Atalanta Sosnoff
CAPITAL CORPORATION

Mission Statement

- **To be a meaningful and growing provider of investment management services to individuals, corporations, public and Taft-Hartley funds and endowment institutions.**
- **To maintain a top quartile performance ranking among peer group money managers, year over year, cycle over cycle and decade over decade.**
- **To maintain the highest standards of ethical conduct in all phases of our business including charitable giving and social responsibility.**
- **To be pro-active on issues of corporate governance in the best interests of shareholders.**

Financial Highlights

(dollars in thousands, except per share amounts)

Year Ended December 31,	2001	2000	1999
Operating revenues	$ 15,458	$ 21,179	$ 18,270
Operating income	$ 831	$ 3,171	$ 1,659
Other income/(loss), net	$ (368)	$ 19,410	$ 32,805
Net income	$ 283	$ 11,503	$ 17,564
Net income per share—diluted	$ 0.03	$ 1.27	$ 1.91
Yearend Position:			
Book value per share	$ 11.52	$ 11.89	$ 11.21
Shareholders' equity	$ 102,403	$ 107,066	$ 101,776
Assets under management	$2,356,000	$2,707,000	$2,686,000
Operating revenues to average assets under management	.70%	.80%	.76%

Certain statements in this Annual Report to Shareholders under the captions "Letter to Shareholders" and "Management's Discussion and Analysis", and elsewhere in this Report constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such *forward-looking statements involve known and unknown risks, uncertainties and other factors, which may* cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following: general economic and business conditions; the loss of, or the failure to replace, any significant clients; changes in the relative investment performance of client or *firm accounts and changes in the financial marketplace, particularly in the securities markets.* These forward-looking statements speak only as of the date of this Annual Report. The Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company's expectations with regards thereto or any change in events, conditions or circumstances on which any such statement is based.

March 28, 2002

Equity performance for 2001 exceeded market and benchmark comparisons. Risk tolerance for most of the year was substantially below 100 percent. It reflected our cautious point of view that discounting the next economic recovery was somewhat out of hand on Wall Street. Early on, we sensed the economy was in recession. It took until November for recession to be formally recognized by the Administration, the majority of economists and the public. By then the economy was basing out.

So 2002 certainly has more possibilities than last year. For Atalanta, our one, three and five year performance numbers rank us substantively above the median for our universe of money managers in the large capitalization growth/core category. Our marketing initiatives in the individual high net worth sector are achieving fair results to date. We need to consider how we are going to market our embryonic mutual funds through financial consultants and brokerage houses. The funds have good numbers. Here is an extract from Morningstar, the premier mutual fund management rating service, reviewing our large capitalization blend fund on February 26, 2002:

> *"This fund's lack of popularity with investors is truly perplexing. Since launching this fund in mid-1998, manager Martin Sosnoff has guided it to annualized returns that top its average rival's by more than seven percentage points. Sosnoff has also crushed the S&P 500 Index during that time. Moreover, Sosnoff is well-known and well-regarded as an institutional investor and as a prolific author. One would think his fund would have caught the public's attention. Yet, the fund has only $20 million or so in assets. Sosnoff pays close attention to valuations and prospective earnings-growth rates, and that focus has kept the fund out of trouble over the past couple of years. Sosnoff's large tech stake propelled the fund to a 39.8% gain in 1999, but with the economy slowing and corporate earnings falling, Sosnoff shifted into more defensive fare in 2000, cutting the fund's tech stake, which was once about 40% of assets, by more than two thirds. Defensive issues such as Philip Morris (MO) helped the fund in 2000. More recently, though, Sosnoff has again begun to shift assets into stocks that would benefit from an economic recovery, in areas such as technology. The fund therefore handily outpaced the S&P 500 index during 2001's fourth-quarter tech-led rally."*

The tragedy of September 11th actually deflected the objective of Osama bin Laden to destabilize our country. The law of unforeseen circumstances has prevailed. Not only did it bring forth a surge of patriotism that has united the country in the foreign policy sector, but it has pushed together the heads of Republicans and Democrats who had outdone each other in efforts to preserve the budget surplus at a time when the country was in recession. A normalized economy growing at 3.5 percent is approachable during the second half of 2002. It explains the post-September rally that has taken the market up 12 percent from its September 17 low.

Operating earnings for the S&P 500 index will begin to recover in the second quarter of 2002. We are projecting S&P 500 earnings of approximately $50 a share, which includes about a $2.50 benefit from the elimination of goodwill amortization for corporate America. This is an optimistic forecast. It assumes some recovery in consumer spending and no further decline in capital spending.

The role of the Federal Reserve Board in cushioning the decline in economic activity was unprecedented. Short term interest rates, now 1.75 percent, haven't touched this low in recent economic history, some 40 years. Money market funds after fees, for example, return next to nothing. The Fed considers trend line growth for the economy above 3 percent, so we do not expect any reversal in the Fed Funds rate until midyear.

Our equity portfolio as yet perseveres with its barbell construct. On one end are the stable growers impervious to the business cycle. This embraces health care, insurance, reinsurance, tobacco and the mortgage intermediaries, Fannie Mae and Freddie Mac. On the opposite end of the barbell are the early recovery plays which include retailing, technology, media, and benchmark industrials like GE and GM. We have increased technology to approximate its S&P 500 sector weighting, with good results to date.

Despite all the favorable macro events—the Afghanistan initiative, a proactive FRB, moderate energy quotes and quiescent inflation—we remain concerned with the valuation level of the stock market. Many technology stocks and even some industrials already discount a bountiful 2003. In the context of our projection of 10-year Treasury yields above 5 percent and normalized earnings for the S&P 500 index of $50 a share, the market seems a little pricey. The equity risk premium could slide higher in a world still subjected to terrorism. Our economy has endured an enormous capital goods bubble and the consumer is loaded with high debt service accumulated over the past 10 years. It will take some time to work off these excesses.

Our biggest wish is that the economy recovers orderly, enough to ignite the equity market into discounting a solid 2003 earnings scenario. Over the next three months, the vital signs of housing, autos and general merchandise retailing will either confirm or disabuse us of this point of view. So far it's going in the right direction.

Enough of macro-economic forecasting. You never get it more than 65 percent right. We saw 2001 as another transitional year for the market, dotted with earnings disappointments. Most everyone missed the horrendous speed bump that technology, telecommunications and media hit. In a normal economy these groups should do better. By yearend, we will have worked off two years of the information technology bubble. Tech houses like Cisco have restructured overhead for a much lower level of business.

○ ○ ○

Finally, we need to get in our 2 cents worth on the Enron caper. Myopically, Congress, the regulators, the public, even Wall Street so far have missed the big picture stuff. The unremarked gut issue today is that over the past decade there was a landslide transfer of wealth from public shareholders to corporate managers. Enron was just the tip of the iceberg ready to happen. Process the salaries, all the $10 million annual bonuses, the issuance of zero-cost stock and tens of million of options to top management. It adds up to hundreds of billions. It wasn't just high-tech properties, but financial services and media largesse that created a new crop of billionaires ranging from Jack Welch to Michael Eisner and Sandy Weill.

High-octane managers like Weill and Eisner did not go unnoticed by other corporate managers. Options programs covering 10% to 15% of the outstanding capitalization of public companies became the norm, everywhere: Merrill Lynch, Morgan Stanley, Time Warner . . . you name it. They have the full package! Apple Computer's board gave Steve Jobs a Gulfstream V for masterminding the turnaround.

We know the rejoinder—"Yes, but these headmen created tens of billions of shareholder value during their reign." Granted, but they took no financial risk and tapped other people's equity money. Professional athletes command $10 million paychecks, but Derek Jeter won't end up owning the New York Yankees; Derek goes to the Hall of Fame in Cooperstown, N.Y. in his sunset years. The big issue of transfer of hundreds of billions in wealth from shareholders to corporate managers is percolating but not yet boiling over.

Enron's management has done our country a big favor by betraying capitalism. They speculated with their shareholders' and employees' capital, enriched themselves and then lost it all—tens of billions in credit instruments and $70 billion in equity market value. The public's awareness of this scam hopefully will end the passivity of audit committee board members and put a lid on compensation committee handouts.

Corporate largesse is only respectable if you show good numbers. The back half of the nineties, what Alan Greenspan has characterized as the great surge in productivity gains, is now being called into question. After you make adjustments for too liberal assumptions on pension fund rates of return, factor in take-a-bath plant closings, the capitalization of R&D and huge inventory write-offs, and low salaries to balance the options substitution, it looks as if earnings for the S&P 500 Index grew at their long-term pace of 5%, not the 10% that was reported.

This is a most sobering revision of financial history. Most dividend discount models today incorporate much higher earnings growth rates—8% to 9%. If you use 5%, the market is at least 10% overvalued (at 10,000 on the Dow and 1100 on the S&P 500), even if 10-year Treasuries yield under 5%. Sadly, the SEC, Congress, the FASB and even the New York Stock Exchange have remained passive observers of all this corporate earnings mufti-pufti that has developed over the past 15 years.

The late Senator Jacob Javits spearheaded the ERISA Act in the 1970s. ERISA was aimed at protecting pension fund holders from the outrageous acts of money managers who flouted the Prudent Man Rule. Nobody in government had ever spoke up before and said you can't put 30% or 40% of pension and profit-sharing funds in one stock, that that's not prudent.

Wall Street is rapidly adjusting to the new realities. Corporations that are highly leveraged are being marked down. Any property with questionable accounting or credit risk is losing followers—JP Morgan Chase and Tyco are examples, as understandably are Kmart and Providian, but sound properties like Sprint PCS and AOL Time Warner are losing caché. There's too much debt and not enough free cash flow on the horizon. The accounting conventions of GE, IBM, American International Group and Citigroup are now generating "complexity discounts" among money managers.

The country needs a swelling populist rage against management venality comparable with the vilification of the trusts, typified by John D. Rockefeller Sr. There were days when Rockefeller dared not leave his house. Where's the Teddy Roosevelt in the wings holding a big stick n' ready to pounce?

The President needs to gather his moral energy and set things right. Nowadays, our presidents leave office, join a dozen corporate boards, sign up for $100,000 speaking engagements at Morgan Stanley, take tax write-offs on their presidential papers and sign $7 million book contracts. It's not the right message.

Our many thanks to all our staff who work with great intensity in an environment of late that shows just patches of blue sky.

Martin T. Sosnoff
Chairman and Chief Executive Officer

Craig B. Steinberg
President and Director of Research

INVESTMENT MANAGEMENT STRUCTURE

Atalanta/Sosnoff Capital Corporation, a New York Stock Exchange listed company, through its operating subsidiaries, Atalanta/Sosnoff Capital Corporation (Delaware) ("Capital") and Atalanta/ Sosnoff Management Corporation ("Management"), provides discretionary investment management, brokerage and other related services. Capital and Management are both registered investment advisors. Managed assets of $2.4 billion cover equity, balanced and fixed income accounts for corporations, public funds, Taft-Hartley clients, foundations, charitable organizations and individuals. Institutional clients are managed by Capital and are the source of 64% of total managed assets. Management is also registered as a broker-dealer, manages high net worth and smaller institutional accounts and provides brokerage services to some of its and Capital's advisory clients.

Atalanta is primarily known as a large-cap core equity manager. Our equity methodology focuses on two levels: thematics and stock selection. Through its Investment Policy Committee, composed of Martin T. Sosnoff and Craig B. Steinberg, Atalanta seeks to identify stocks entering or in a period of earnings acceleration. The Company believes that growing earnings is the critical variable in generating performance, and we believe that earnings drive stock prices long-term. We seek to identify change at the margin, and we are thematic investors. Major themes unfold during economic cycles they embrace, geopolitical realignments and changes in government regulation and Federal Reserve Board policy emphasis. Our process identifies and overweights "event- driven" companies and sectors with benevolent product profile cycles and accelerating earnings.

Atalanta seeks to enhance returns by adding two elements beyond the traditional growth style:

Earnings Acceleration:	The Company supplements classic growth stock holdings by considering event-driven situations and companies poised to enter or in a cycle of accelerating earnings growth.
Strategic Growth Investing:	The Company overlays its stock selection and portfolio construction with a macroeconomic view.

For these reasons, the Company's perfomance results are not dependent on whether "growth" or "value" style investing is in vogue.

The two principals, Messrs. Sosnoff and Steinberg, have worked together in the investment arena for more than 16 years. The continuity of the team and its years of experience are critical elements in managing investments. Mr. Sosnoff, Chief Investment Officer, has managed money since the late-1960's through several market cycles. Throughout that time, Mr. Sosnoff has applied a consistent investment style and philosophy to the management of client accounts.



Chief Investment Officer
Money Management Analyst
Martin Sosnoff, C.F.A.
(Tenure = Founder, 26 Years)
Director of Research
Money Management Analyst
Craig Steinberg
(Tenure = 16 Years)
Investment Consultant
Paul Tanico
(Tenure = 9 Years)
Investment Policy Committee
Securities Analysts Group
Money Management Analyst
William Knobler
(Tenure =17 Years)

For the fourth consecutive year, equity investment performance in 2001 exceeded relevant benchmarks. More importantly, the Company's three and five year results are strong on both an absolute and relative basis, and the Company's peer group rankings continue to improve.

MARKETING AND CLIENT SERVICES

Managed assets are sourced from three major markets:

Institutional:	$1.5 billion of assets in over 50 separate relationships.
High Net Worth:	$368 million of assets in over 400 separate relationships. $203 million of assets in limited partnership vehicles.
Wrap Programs:	$244 million of assets.

Due to an increased sales and marketing focus, in conjunction with improved performance results over the last four years, we raised $196 million of new assets in 2001, in addition to the $251 million raised in 2000. This represents our most successful effort since 1994 and it more than offset the continued negative institutional outflows we experience as clients rebalance their portfolios.

Sources of New Assets in 2001:

Institutional	$ 20 million
High Net Worth	48 million
Wrap	97 million
Sabre Partners	31 million
TOTAL	$196 million

Total Managed Assets
December 31, 2001
$2.4 billion



Wrap
10%
High
Net Worth
16%
Investment
Partnerships
9%
Mutual
Funds
1%
Institutional
64%

Institutional

Atalanta's core has always been its institutional clients. This market segment is primarily controlled by gate-keeper consultants, so our ability to increase managed assets is especially dependent on performance results, including the three-and five-year performance track records, and related peer group rankings.

Total Institutional Managed Assets by Client Type
December 31, 2001
$1.5 billion



Public Funds
16%
Taft-Hartley
35%
Taxable
8%
Endowment/Foundation
& Religious
19%
ERISA
22%

High Net Worth

We Are Targeting Prospective Clients With Over $500,000 In Investable Assets.

Atalanta has a growing presence in the High Net Worth market and we have targeted it as a focus of our marketing program. We have committed additional resources to this area, and believe Atalanta offers a unique investment product to these clients.

Our conservative investment philosophy and focus on preservation of capital is particularly well suited to the individual. Now, more than ever, individual investors are choosing professional money management as the way to superior results. Assets committed to equity markets require continuous supervision. During volatile markets, clients rely on their investment managers to digest the facts and reaffirm investment goals that are realistic.

The potential for this sector is enormous. In 2001, we added $48 million of new assets in the segment, but due to the difficult market environment (the S&P 500 was down 12% for the year), overall assets declined 6% from $393 million on December 31, 2000 to $368 million as of December 31, 2001.

Wrap Programs

Atalanta also has a growing presence in this market, and it is the other major area of focus in our marketing efforts. Assets controlled by broker/consultants have exploded in recent years and penetrating this market is an efficient way to leverage the large sales forces in place at the major houses. We have committed additional resources to this market.

In 2001, our managed assets in this segment grew 36%, from $179 million on December 31, 2000 to $244 million as of December 31, 2001.

* * *

With the creation of our first mutual fund in June, 1998—the Atalanta/Sosnoff Fund (ticker "ASFGX")—three additional funds—Atalanta/Sosnoff Focus Fund, Atalanta/Sosnoff Balanced Fund, and Atalanta/Sosnoff Value Fund—added in July 1999, and our newest fund, the Atalanta/Sosnoff Mid Cap Fund—added in July 2001, we offer investment products with broad appeal—from the largest institution to the individual just starting out investing in an IRA.

SUMMARY OF INVESTMENT PRODUCTS

Large-Cap Core Equity	Large capitalization stocks combined with our pragmatic capital preservation discipline (will raise cash—up to 50%).
Large-Cap Strategic Core Equity	Large capitalization stocks in a fully invested (at least 90%) portfolio.
Balanced	Large-cap core equity plus fixed income. The fixed income percentage is set by the individual plan/sponsor client.
Fixed Income	Intermediate Federal, agency and high grade corporate securities where safety and consistency of income is of primary importance.
Mutual Funds:	
Atalanta/Sosnoff Fund	A large-cap fund, started in June 1998, employing our core equity philosophy.
Atalanta/Sosnoff Focus Fund	A large-cap fund, started in July 1999, employing our core equity philosophy in a more concentrated position of 25-30 stocks.
Atalanta/Sosnoff Balanced Fund	A large-cap fund, started in July 1999, employing our core equity and fixed income philosophies by investing in a blend of equity and fixed income securities.
Atalanta/Sosnoff Value Fund	A large-cap fund, started in July 1999, employing a philosophy of investing in equity securities we believe are fundamentally undervalued.
Atalanta/Sosnoff Mid Cap Fund	Started in July 2001, employing our core equity philosophy to mid-cap stocks.
Investment Partnerships:	
Atalanta Partners, L.P.	The core equity portfolio, somewhat more concentrated and leveraged to enhance returns. Includes mid-cap stocks.
Atalanta Variable, L.P.	Combines a large-cap equity segment with a fixed income segment so that a client can create a balanced product.
Sabre Partners, L.P.	An opportunistic long-short domestic equity hedge fund operating in all market segments and caps. Employs active hedging strategies to enhance returns and reduce risk.

SELECTED FINANCIAL DATA
FIVE YEAR REVIEW

(dollars and shares in thousands, except per share amounts)	2001	2000	1999	1998	1997
Summary of Operations:					
Net income	$ 283	$ 11,503	$ 17,564	$ 7,784	$ 9,849
Per share—diluted	$ .03	$ 1.27	$ 1.91	$ .81	$ 1.08
—basic	$ .03	$ 1.27	$ 1.91	$ .81	$ 1.09
Total Revenues	$ 15,090	$ 40,588	$ 51,075	$27,304	$31,680
Operating revenues[1]	$ 15,458	$ 21,179	$ 18,270	$16,980	$18,829
Operating expenses[2]	$ 14,627	$ 18,008	$ 16,611	$13,609	$13,707
Operating income	$ 831	$ 3,171	$ 1,659	$ 3,371	$ 5,122
Operating margin	5%	15%	9%	20%	27%
Per employee:					
Operating revenues[1]	$ 336	$ 460	$ 406	$ 435	$ 471
Operating expenses[2]	$ 318	$ 391	$ 369	$ 349	$ 343
Operating income	$ 18	$ 69	$ 37	$ 86	$ 128
Net interest and dividend income	$ 1,047	$ 1,234	$ 708	$ 1,557	$ 2,997
Net realized and unrealized gains (losses) from investments	$ (1,415)	$ 18,176	$ 32,097	$ 8,767	$ 9,854
Return on average equity	Nil	11%	19%	10%	15%
Year-end Position:					
Total assets	$109,495	$126,914	$123,623	$90,686	$75,413
Shareholders' equity	$102,403	$107,066	$101,776	$82,022	$70,556
Book value per share	$ 11.52	$ 11.89	$ 11.21	$ 8.78	$ 7.36
Cash dividends declared per share	$ .20	$ .25	None	$ .25	$ .20
Common stock, shares outstanding	8,886	9,005	9,075	9,338	9,587
Number of employees	46	46	45	39	40
Assets under management (millions)	$ 2,356	$ 2,707	$ 2,686	$ 2,410	$ 2,682
Average assets under management (millions)	**$ 2,202**	**$ 2,638**	**$ 2,412**	**$2,402**	**$2,804**
Percentage of average assets:					
Operating revenues[1]	.70%	.80%	.76%	.71%	.67%
Operating expenses[2]	.66%	.68%	.69%	.57%	.49%
Operating income	.04%	.12%	.07%	.14%	.18%

(1) Operating revenues consist of advisory fees, commissions and other operating revenue.

(2) Operating expenses consist of total costs and expenses less investment performance bonuses of $2,626,000 and $3,446,000 in 2000 and 1999, respectively, pursuant to the Management Incentive Plan, which were paid to the Chief Executive Officer and President. There were no investment performance bonuses payable for 2001. (See Management's Discussion and Analysis)

Financial Summary

For the fourth consecutive year, investment performance was above market in 2001 for equity clients. Net new client assets raised of $196 million in 2001, offset by net client withdrawals of $305 million and negative performance of $242 million, caused a net decrease of $351 million in assets under management during 2001. Average assets under management totaled $2.20 billion in 2001, compared with $2.64 billion in 2000 and $2.41 billion in 1999.

After elimination of non-operating charges, pretax operating income decreased 62% to $2.5 million in 2001, compared with $6.5 million in 2000 and $5.4 million in 1999. Earnings per share totaled $0.03 in 2001, compared with $1.27 in 2000 and $1.91 in 1999 (all earnings per share amounts represent diluted earnings per share). Net income was $283,000 in 2001, compared with $11.5 million in 2000 and $17.6 million in 1999.

Owing to the continued decline in the market during 2001, total revenue for 2001 decreased 63% to $15.1 million, from $40.6 million in 2000 and $51.1 million in 1999. Revenue from advisory fees and commissions ("operating revenues") decreased 27% to $15.5 million in 2001, from $21.2 million in 2000 and $18.3 million in 1999. The Company had a net loss on investments of $368,000 in 2001, compared with net investment income of $19.4 million in 2000 and $32.8 million in 1999.

Costs and expenses for 2001 decreased 29% to $14.6 million, from $20.6 million in 2000 and $20.1 million in 1999. After eliminating non-operating charges, operating expenses were $12.9 million, $14.6 million and $12.9 million for 2001, 2000 and 1999, respectively. The following table depicts operating income, as adjusted, for the years ended December 31:

Operating Income	2001	($000) 2000	1999
Operating revenues, reported	$ 15,458	$ 21,179	$ 18,270
Costs and expenses, reported	(14,627)	(20,634)	(20,057)
Add MIP investment performance bonuses	—	2,626	3,446
Operating income before adjustments	831	3,171	1,659
Adjustments:			
Non-cash compensation charges	1,688	2,250	2,250
SVP account charges	—	1,125	1,500
Operating income, adjusted	$ 2,519	$ 6,546	$ 5,409

Balance sheet assets totaled $109 million at December 31, 2001, compared with $127 million a year ago. Book value per share decreased 3% to $11.52 at December 31, 2001, compared with $11.89 at the end of 2000. Before the $.20 per share special dividend paid on December 31, 2001, book value decreased by 1%.

Assets Under Management

Managed assets totaled $2.36 billion at the end of 2001, compared with $2.71 billion at the end of 2000 and $2.69 billion at the end of 1999. A breakdown of assets under management by client type as of the end of each of the last three years is as follows:

	2001	(millions) 2000	1999
Institutional	$1,509	$1,905	$2,086
High Net Worth	368	393	376
Investment Partnerships	203	200	126
Wrap Programs	244	179	72
Mutual Funds	32	30	26
Total Managed Assets	$2,356	$2,707	$2,686

The $351 million net decrease in managed assets during 2001 is comprised of increases of $196 million from new client accounts, reduced by (i) $146 million in closed client accounts; (ii) $159 million in net withdrawals from existing accounts and; (iii) $242 million in negative performance results.

In the two years ended December 31, 2001, managed assets decreased by $330 million, comprised of increases of $443 million in new client accounts, reduced by (i) $210 million in closed client accounts; (ii) $336 million in net withdrawals from existing accounts; and (iii) $227 million in negative performance results.

Earnings

Operating revenues decreased 27% in 2001 to $15.5 million, compared with $21.2 million in 2000 and $18.3 million in 1999. Average assets under management decreased 17% in 2001 compared with 2000, and 9% compared with 1999. The decrease in operating revenues in 2001 is due in part to the decrease in average assets. In addition, performance based fees earned on one of the investment partnerships managed by the Company totaled $2.4 million in 2000 and $539,000 in 1999, compared with none in 2001.

In 2001 operating revenues were .70% of average managed assets, compared with .80% in 2000 and .76% in 1999. This reflects the absence of performance based fees in 2001, and a significant decline in average assets under management in 2001 compared with 2000 and 1999.

Advisory fees, which are earned based on the value of assets under management, are the Company's primary source of operating revenues. Advisory fees decreased 29% to $13.8 million in 2001, compared with $19.4 million in 2000 and $16.3 million in 1999. Advisory fees were approximately 90% of operating revenues in each of the three years ended December 31, 2001.

Transaction fees (commissions) earned by Management are the primary source of the Company's other operating revenues. Commissions are derived from some of Management's individual and small institutional accounts, investment partnerships and specific institutional accounts that have given Management the authority to execute trades. Commissions decreased 14% to $1.25 million in 2001, compared with $1.45 million in 2000 and $1.44 million in 1999.

The following table depicts operating expenses, as adjusted, for the years ended December 31:

Operating Expenses	2001	($000) 2000	1999
Cost and expenses, reported	$14,627	$20,635	$20,057
Adjustments:			
MIP investment performance bonuses	—	(2,626)	(3,446)
Non-cash compensation charges	(1,688)	(2,250)	(2,250)
SVP account charges	—	(1,125)	(1,500)
Operating expenses, adjusted	$12,939	$14,634	$12,861

Reported costs and expenses totaled $14.6 million in 2001, compared with $20.6 million in 2000 and $20.1 million in 1999. The 2001 amount reflects $1.7 million in non-operating charges detailed above. Before this item, operating expenses totaled $12.9 million in 2001. The 2000 amount reflects $6.0 million in non-operating charges. Before these items, operating expenses totaled $14.6 million in 2000. The 1999 amount reflects $7.2 million in non-operating charges. Before these charges, operating expenses totaled $12.9 million in 1999.

After these non-operating adjustments, 2001 operating expenses decreased 12% compared with 2000, after a 14% increase in 2000 compared with 1999. Adjusted operating expenses were 84% of operating revenues and .59% of average managed assets in 2001, compared with 69% and .55% in 2000, and 70% and .53% in 1999.

The following table depicts compensation expenses, as adjusted, for the years ended December 31:

Compensation Expenses	2001	($000) 2000	1999
Compensation expenses, reported	$10,300	$16,017	$15,318
Adjustments:			
MIP investment performance bonuses	—	(2,626)	(3,446)
Non-cash compensation charges	(1,688)	(2,250)	(2,250)
SVP account charges	—	(1,125)	(1,500)
Compensation expenses, adjusted	$ 8,612	$10,016	$ 8,122

Reported compensation expenses decreased 36% to $10.3 million in 2001, compared with $16.0 million in 2000 and $15.3 million in 1999. Compensation expenses adjusted for the non-operating charges noted above decreased 14% in 2001 to total $8.6 million, compared with $10.0 million in 2000 and $8.1 million in 1999. The 2001 decrease is primarily due to decreases in bonuses to employees, a decrease in sales payouts related to the decrease in advisory fee revenue and a decrease in the Company's discretionary contribution to the employee Profit Sharing Plan. Adjusted compensation expenses were 44% of operating revenues and .39% of average managed assets in 2001, compared with 47% and .38% in 2000, and 44% and .34% in 1999.

The Company has a Management Incentive Plan ("MIP") (see Note 7 to the audited financial statements) which covers bonus payments to certain executives. Under the MIP, the payment of operating bonuses to these executives is based on the annual growth in operating income, after adjusting for certain charges. A MIP operating bonus of $541,000 was earned in 2000, compared with none in 2001 and 1999.

Under a second component of the MIP, an annual investment performance bonus is earned by the Chief Executive Officer ("CEO") based upon the performance of proprietary accounts of the Company in excess of a base index return, as defined. Included in compensation expense related to this component of the MIP is an investment performance bonus to the CEO of none in 2001, $2,216,000 in 2000 and $3,446,000 in 1999.

In addition, under a third component of the MIP, the President earns an operating bonus based upon the pretax operating profits earned by the Company as General Partner of the partnership managed by the President. Included in compensation expense are operating bonuses earned under the MIP by the President of $64,000, $1,273,000 and $532,000 in 2001, 2000 and 1999, respectively. The President also earns an annual investment bonus under this component of the MIP based upon the performance of the Company's investment in the partnership managed by the President in excess of a base index return. Included in compensation expense are investment bonuses earned by the President of $410,000 in 2000, and none in 2001 and 1999.

The Company recorded $1.69 million, $2.25 million and $2.25 million in 2001, 2000 and 1999, respectively, for non-cash compensation charges ("NCCC") related to awards of restricted stock in 1997 (see Note 8 to the audited financial statements). In 2000 and 1999, the Company also recorded $1,125,000 and $1,500,000, respectively, of compensation expense related to a Senior Vice President's relinquishment of the exclusive right to receive the net operating earnings attributable to certain managed accounts to the Company (the "SVP Accounts"—see Note 4 to the audited financial statements).

		($000)	
Non-Compensation Expenses	**2001**	**2000**	**1999**
Non-compensation expenses, reported	$4,327	$4,618	$4,739

Non-compensation expenses decreased by 6% to $4.3 million in 2001, compared with $4.6 million in 2000 and $4.7 million in 1999. The 2001 decrease is due to a decrease in brokerage execution costs, and in selling and promotional expenses. Non-compensation expenses totaled 28% of operating revenues and .20% of average managed assets in 2001, compared with 22% and .18% in 2000, and 26% and .20% in 1999.

* * *

Net investment income (loss), which comprises interest, dividends, and net realized and unrealized gains/losses from principal securities transactions (primarily large-cap equities), totaled ($368,000) in 2001, compared with $19.4 million in 2000 and $32.8 million in 1999. Net interest and dividend income was $1.0 million in 2001, compared with $1.2 million in 2000 and $0.7 million in 1999. Net losses on investments totaled $1.4 million ($1.7 million realized gains) in 2001, compared with a net gain of $18.2 million ($12.5 million realized gains) in 2000 and $32.1 million ($19.8 million realized gains) in 1999, reflecting the strengths and weaknesses of the domestic equity markets in those years.

Liquidity and Capital Resources

Net investments in marketable securities aggregated $73.4 million at December 31, 2001, compared with $82.7 million at the end of 2000. During 2001, the Company made a contribution and reinvested dividends of $2.1 million in the Company sponsored mutual funds (the "Funds"). During 2000, the Company reinvested dividends of $3.1 million in the Funds and invested an additional $2.4 million in one of the Partnerships. Shareholders' equity totaled $102.4 million at December 31, 2001, compared with $107.1 million at the end of 2000. This decrease is primarily from net unrealized losses of $3.5 million on the investment portfolio, partially offset by net income of $283,000 recorded in 2001. The Company has adopted SFAS No. 115, requiring it to reflect a net unrealized gain of $1.3 million after taxes in shareholders' equity at December 31, 2001, compared with $4.8 million at the end of 2000.

At December 31, 2001, the Company's net investment portfolio at market totaled $99.6 million (cost basis $83.1 million), comprised of cash and cash equivalents, corporate debt, large-cap equity securities, investments in limited partnerships and the Funds (see Note 3 to the audited financial statements). On the equity side, at year-end, the Company was invested in 20 separate large-cap securities, in a more concentrated fashion of what it does for its managed client accounts.

If the equity market (defined as the S&P 500 index) were to decline by 10%, the Company might experience unrealized losses of approximately $10 million; if the market were to decline by 20%, the Company might experience unrealized losses of $20 million. However, incurring unrealized losses of this magnitude is unlikely with active management of the portfolio. Since the equity positions are all large-cap holdings, they can be sold easily on short notice with little market impact. Ultimately, the Company will raise and hold cash to reduce market risk.

At December 31, 2001 the Company had cash and cash equivalents totaling $1.9 million, compared with $989,000 at the end of 2000. Net cash used in operating activities was $2.5 million in 2001, compared with $8.6 million in 2000. This reflects the changing levels of operating income and changes in operating assets and liabilities over those periods. Net cash provided by investing activities totaled $8.8 million in 2001, compared with $7.7 million provided in 2000. Net cash used in financing activities was $5.4 million in 2001, compared with $0.7 million in 2000. As a result, there was a net increase in cash and cash equivalents of $952,000 in 2001, compared to a decrease of $1.6 million in 2000.

* * *

In 2001, the Company declared a special dividend of $.20 per share, compared with $.25 per share in 2000.

During 2000, the Company purchased 69,900 shares of its common stock at an average price of $9.82 per share. During 2001, the Company purchased 119,520 shares of its Common stock at an average price of $11.21 per share. On December 12, 2001, the Company retired 189,420 shares of treasury stock and restored the common stock to authorized and unissued status. In February and March, 2002, the Company repurchased 10,000 shares of its common stock at an average price of $10.41 per share.

At December 31, 2001 and 2000, the Company had no liabilities for borrowed money.

In September 1997, the Company awarded 775,000 shares of restricted stock at the issue price of $.01 per share to two senior executives under the terms of the Long Term Incentive Plan ("LTIP"). Craig B. Steinberg, President, received 600,000 shares and Anthony G. Miller, Executive Vice President and Chief Operating Officer, received 175,000 shares. Such awards vested over four years. The difference of $9.0 million between the market value ($11.625 per share) of the shares awarded on the date of grant and the purchase price of $.01 per share was recorded as unearned compensation in shareholders' equity and was amortized over a four-year period commencing with the fourth quarter of 1997 (approximately $563,000 per quarter and $2.25 million annually) and ending with the third quarter of 2001.

The Company believes that the foreseeable capital and liquidity requirements of its existing businesses will continue to be met with funds generated from operations.

Prospective Change of Accountants

The Board of Directors of the Company, upon recommendation of the Audit Committee, has appointed the firm of Rothstein, Kass & Company, P.C. independent auditors for the Company for 2002, subject to ratification by the stockholders. Arthur Andersen LLP had served as independent auditors of the Company since 1989. The Audit Committee determined not to recommend the reappointment of Arthur Andersen LLP based upon the Committee's concern about Arthur Andersen LLP's exposure to civil and criminal liabilities. Arthur Andersen LLP's reports on the Company's financial statements during this period have not contained any adverse opinion or disclaimer of opinion or any qualification or modification of any kind, nor have there been any disagreements with Arthur Andersen LLP on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure.

The engagement of Rothstein, Kass & Company is expected to commence as of the beginning of the Company's 2002 fiscal year.

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors and Shareholders of
Atalanta/Sosnoff Capital Corporation and Subsidiaries:

We have audited the accompanying consolidated statements of financial condition of Atalanta/Sosnoff Capital Corporation (a Delaware corporation) and subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of income and comprehensive income (loss), changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Atalanta/Sosnoff Capital Corporation and subsidiaries as of December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.

ARTHUR ANDERSEN LLP

New York, New York
March 15, 2002

ATALANTA/SOSNOFF CAPITAL CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2001 AND 2000

	2001	2000
ASSETS		
Assets:		
Cash and cash equivalents	$ 1,940,653	$ 988,689
Accounts receivable	3,071,180	6,270,846
Due from broker	748,263	5,586,553
Investments, at market	73,583,683	83,597,861
Investments in limited partnerships	24,320,671	25,295,627
Fixed assets, net of accumulated depreciation and amortization of $1,697,800 and $1,168,016, respectively	1,272,504	1,694,353
Exchange memberships, at cost (market value $2,570,000 and $2,060,000, respectively)	402,000	402,000
Other assets	4,155,943	3,078,246
Total assets	$109,494,897	$126,914,175
LIABILITIES AND SHAREHOLDERS' EQUITY		
Liabilities:		
Income taxes payable	$ 4,951,233	$ 10,623,550
Due to broker	1,015,533	—
Accrued compensation payable	450,540	5,415,419
Dividends payable	—	2,268,781
Securities sold but not yet purchased, at market	203,000	866,469
Accounts payable and other liabilities	471,761	674,335
Total liabilities	7,092,067	19,848,554
Commitments and Contingencies (Note 8)		
Shareholders' Equity:		
Preferred stock, par value $1.00 per share; 5,000,000 shares authorized; none issued	—	—
Common stock, par value $.01 per share; 30,000,000 shares authorized; 8,885,707 and 9,075,127 shares issued at December 31, 2001 and 2000, respectively.	88,857	90,751
Additional paid-in capital	17,336,028	19,360,259
Retained earnings	83,716,965	85,210,852
Accumulated other comprehensive income—unrealized gains from investments, net of deferred tax liabilities of $846,277 and $3,190,021, at December 31, 2001 and 2000, respectively	1,260,980	4,777,820
Unearned compensation	—	(1,687,799)
Treasury stock, at cost, 0 and 69,900 shares at December 31, 2001 and 2000, respectively	—	(686,262)
Total shareholders' equity	102,402,830	107,065,621
Total liabilities and shareholders' equity	$109,494,897	$126,914,175

The accompanying notes are an integral part of these statements.

ATALANTA/SOSNOFF CAPITAL CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME (LOSS)
FOR THE YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999

	2001	2000	1999
Revenues:			
Advisory fees	$13,786,068	$19,373,430	$16,349,083
Commissions and other operating revenues	1,671,942	1,805,238	1,921,016
Realized and unrealized gains (losses) from principal securities transactions, net	(1,415,127)	18,175,984	32,097,041
Interest and dividend income, net	1,047,124	1,233,640	708,205
Total revenues	15,090,007	40,588,292	51,075,345
Costs and Expenses:			
Employees' compensation and benefits	10,299,598	16,016,813	15,317,520
Clearing and execution costs	726,728	919,083	788,334
Selling expenses	432,085	601,563	536,920
General and administrative expenses	3,168,342	3,096,993	3,414,339
Total costs and expenses	14,626,753	20,634,452	20,057,113
Income before provision for income taxes	463,254	19,953,840	31,018,232
Provision for income taxes	180,000	8,451,000	13,454,000
Net income	$ 283,254	$11,502,840	$17,564,232
Earnings per common share—basic	$ 0.03	$ 1.27	$ 1.91
Earnings per common share—diluted	$ 0.03	$ 1.27	$ 1.91
Net income, as presented above	$ 283,254	$11,502,840	$17,564,232
Comprehensive income (loss):			
Net unrealized gains (losses) from investments, net of deferred income taxes (credit) of ($2,343,744), ($3,608,815), and $1,826,368, respectively	(3,516,840)	(5,413,222)	2,696,701
Comprehensive income (loss)	$ (3,233,586)	$ 6,089,618	$20,260,933

The accompanying notes are an integral part of these statements.

ATALANTA/SOSNOFF CAPITAL CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999

	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income—Unrealized Gains (Losses) From Investments, Net	Unearned Compensation	Treasury Stock	Total
BALANCE, December 31, 1998	$95,874	$24,389,499	$58,412,561	$ 7,494,341	$(6,188,615)	$(2,181,265)	$ 82,022,395
Purchases of treasury stock						(2,611,094)	(2,611,094)
Retirement of treasury stock	(5,123)	(4,787,236)				4,792,359	—
Amortization of unearned compensation		(147,004)			2,250,408		2,103,404
Unrealized gains from investments, net of deferred taxes				2,696,701			2,696,701
Net income			17,564,232				17,564,232
BALANCE, December 31, 1999	90,751	19,455,259	75,976,793	10,191,042	(3,938,207)	—	101,775,638
Purchases of treasury stock						(686,262)	(686,262)
Amortization of unearned compensation		(95,000)			2,250,408		2,155,408
Unrealized losses from investments, net of deferred tax credits				(5,413,222)			(5,413,222)
Net income			11,502,840				11,502,840
Dividend, ($.25 per share)			(2,268,781)				(2,268,781)
BALANCE, December 31, 2000	90,751	19,360,259	85,210,852	4,777,820	(1,687,799)	(686,262)	107,065,621
Purchases of treasury stock						(1,339,863)	(1,339,863)
Retirement of treasury stock	(1,894)	(2,024,231)				2,026,125	—
Amortization of unearned compensation					1,687,799		1,687,799
Unrealized losses from investments, net of deferred tax credits				(3,516,840)			(3,516,840)
Net income			283,254				283,254
Dividend, ($.20 per share)			(1,777,141)				(1,777,141)
BALANCE, December 31, 2001	$88,857	$17,336,028	$83,716,965	$ 1,260,980	$ —	$ —	$102,402,830

The accompanying notes are an integral part of these statements.

ATALANTA/SOSNOFF CAPITAL CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999

	2001	2000	1999
Cash flows from operating activities:			
Net income	$ 283,254	$ 11,502,840	$ 17,564,232
Adjustments to reconcile net income to net cash (used in) operating activities—			
Depreciation and amortization	529,784	467,893	273,199
Amortization of unearned compensation	1,687,799	2,250,408	2,250,408
Realized and unrealized gains (losses) from investments, net	1,415,127	(18,175,984)	(32,097,041)
Deferred taxes	(818,000)	(4,430,000)	5,976,066
(Increase) decrease in operating assets—			
Accounts receivable	3,199,666	(1,956,589)	(995,072)
Other assets	(1,077,697)	(1,074,021)	(1,060,355)
Increase (decrease) in operating liabilities—			
Income taxes payable	(2,511,796)	2,520,379	1,555,834
Accrued compensation payable	(4,964,879)	602,638	4,164,170
Accounts payable and other liabilities	(202,574)	(314,013)	216,156
Separation costs payable	—	—	(700,000)
Net cash used in operating activities	(2,459,316)	(8,606,449)	(2,852,403)
Cash flows from investing activities:			
Proceeds from clearing broker, net	5,853,823	(3,815,936)	(1,770,560)
Purchases of fixed assets	(107,935)	(732,678)	(1,043,457)
Purchases of investments	(175,719,652)	(351,760,285)	(142,967,088)
Proceeds from sales of investments	178,770,829	363,972,872	149,868,066
Net cash provided by investing activities	8,797,065	7,663,973	4,086,961
Cash flows from financing activities:			
Purchases of treasury stock	(1,339,863)	(686,262)	(2,611,094)
Dividends paid	(4,045,922)	—	—
Net cash used in financing activities	(5,385,785)	(686,262)	(2,611,094)
Net increase (decrease) in cash and cash equivalents	951,964	(1,628,738)	(1,376,531)
Cash and cash equivalents, beginning of year	988,689	2,617,427	3,993,963
Cash and cash equivalents, end of year	$ 1,940,653	$ 988,689	$ 2,617,427
Supplemental disclosure of cash flow information:			
Cash paid during the year for—			
Interest	$ 178,304	$ 140,922	$ 83,961
Income taxes	$ 3,509,796	$ 10,360,425	$ 5,922,100
Noncash financing activity—			
Decrease in additional paid-in capital related to restricted shares	$ —	$ (95,000)	$ (147,004)
Retirement of treasury stock	$ (2,026,125)	$ —	$ (4,792,359)
Accrued dividends payable	$ —	$ (2,268,781)	$ —

The accompanying notes are an integral part of these statements.

ATALANTA/SOSNOFF CAPITAL CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2001, 2000 AND 1999

1. Significant Accounting Policies

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of Atalanta/Sosnoff Capital Corporation (the "Holding Company") and its direct and indirect wholly owned subsidiaries, Atalanta/Sosnoff Capital Corporation (Delaware) ("Capital"), Atalanta/Sosnoff Management Corporation ("Management") and ASCC Corp. ("ASCC"). Capital is a registered investment advisor that provides investment advisory and management services to institutional clients and is the general partner and investment advisor of certain investment partnerships and mutual funds (see note 4). Management is a registered investment advisor and a broker-dealer in securities and owns a seat on the New York Stock Exchange, Inc. and owns a seat and is a member of the Chicago Board Options Exchange, Inc. Management provides investment advisory and management services to individual and smaller institutional clients and brokerage services to its clients and some of the clients of Capital. ASCC was formed in December 1998 for proprietary investment-related activities which were previously performed by the Holding Company.

Certain prior year balances have been reclassified in the accompanying consolidated financial statements to conform to the 2001 presentation.

The Holding Company and its subsidiaries are referred to collectively herein as the "Company." All intercompany accounts and transactions have been eliminated in consolidation.

Reportable Operating Segments

The Company considers its operations to be one reportable segment for purposes of presenting financial information and for evaluating its performance. As such, the financial information presented in the accompanying financial statements is consistent with the financial information prepared for internal use by management.

Revenue Recognition

Advisory fee revenue is recognized in the period in which services are performed based on a percentage of assets under management. Commission revenue and related clearing and execution costs arising from customers' securities transactions are recognized on a settlement date basis. The effect of using the settlement date instead of the trade date for revenue recognition is immaterial.

Investments, at Market

The Company records its investments in accordance with the provisions of Statement of Financial Accounting Standards ("SFAS") No. 115. The Company has designated certain investments held by the Holding Company, Capital and ASCC in equity and debt securities as "available for sale," and, accordingly, recorded at market value with the related unrealized gains and losses net of deferred taxes reported as a separate component of shareholders' equity. ASCC holds certain equity and debt securities designated as "trading" securities which are recorded at market value, with the related unrealized gains and losses reflected in the consolidated statements of income and comprehensive income (loss). Investments held by Management are recorded at market value, with the related unrealized gains and losses reflected in the consolidated statements of income and comprehensive income (loss).

Investment transactions are recorded on trade date. The cost of investments sold is determined on the high-cost method. Securities listed on a securities exchange for which market quotations are available are valued at the last quoted sales price as of the last business day of the year. Investments in mutual funds are valued based upon the net asset value of the shares held as reported by the fund. Securities with no reported sales on such date are valued at their last closing bid price. Dividends and interest are accrued as earned.

Investments in Limited Partnerships

Capital serves as a general partner for three Company-sponsored investment partnerships (the "Partnerships") and as the investment advisor for a Company-sponsored offshore investment fund (the "Offshore Fund"). Investments in limited partnerships are carried in the accompanying consolidated financial statements at the Company's share of the net asset values as reported by the respective Partnerships with the unrealized gain or loss recorded in the consolidated statements of income and comprehensive income (loss). Limited partners whose capital accounts in the aggregate are two-thirds of the total capital accounts of all limited partners in each Partnership may, at any time, require Capital to withdraw as the general partner of such Partnership. Therefore, the Company is not deemed to have control of the Partnerships and, accordingly, the accounts of the Partnerships are accounted for as an investment in partnership in the accompanying consolidated statement of financial condition.

Cash and Cash Equivalents

The Company considers all highly liquid debt instruments with a maturity of three months or less and money market accounts to be cash equivalents.

Depreciation and Amortization

Furniture, equipment, computer software and leasehold improvements are stated at cost, net of accumulated depreciation and amortization computed using the straight-line method. Depreciation of furniture, equipment and computer software is provided over estimated useful lives ranging from five to seven years. Leasehold improvements are amortized over the shorter of their useful lives or the remainder of the term of the related lease. Accumulated depreciation for fully depreciated fixed assets is removed from the related accounts for those assets which have been retired.

Income Taxes

The Company records income taxes in accordance with the provisions of SFAS No. 109. Accordingly, deferred taxes are provided to reflect temporary differences between the recognition of income and expense for financial reporting and tax purposes.

Estimates by Management

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the reported amounts of revenues and expenses. Actual results could differ from those estimates.

2. Earnings Per Common Share

Basic earnings per common share amounts were computed based on 8,939,105, 9,045,819 and 9,192,066 weighted average common shares outstanding in 2001, 2000 and 1999, respectively. For purposes of determining weighted average common shares outstanding, the Company considers all shares legally issued and outstanding in determining basic and diluted net income per share.

In accordance with the provisions of SFAS No. 128, dilutive earnings per share for the three years ended December 31, 2001 were computed based on the weighted average common shares outstanding provided in the table below. Antidilutive options were not included in the computation of dilutive earnings per share as the options' exercise prices were greater than the average market price of the common shares for each of those respective years.

	2001	2000	1999
Weighted average common shares outstanding	8,939,105	9,045,819	9,192,066
Common stock equivalents-options	25,133	15,683	8,406
Dilutive weighted average common shares outstanding	8,964,238	9,061,502	9,200,472
Antidilutive options	—	—	200,000

3. Investments

Investments at December 31, 2001 and 2000, consisted of the following:

	Cost	Market Value	Unrealized Gain (Loss)
2001:			
Available for sale:			
Common stocks	$46,628,442	$ 49,194,891	$ 2,566,449
Corporate bonds	3,530,550	2,479,971	(1,050,579)
Atalanta/Sosnoff Mutual Funds	8,928,494	9,416,525	488,031
	59,087,486	61,091,387	2,003,901
Trading:			
Atalanta/Sosnoff Mutual Funds	11,334,357	12,492,296	1,157,939
Common stocks, short	(314,789)	(203,000)	111,789
	11,019,568	12,289,296	1,269,728
Other:			
Investments in limited partnerships	11,100,848	24,320,671	13,219,823
	$81,207,902	$ 97,701,354	$16,493,452
2000:			
Available for sale:			
Common stocks	$47,551,100	$ 54,519,262	$ 6,968,162
Corporate and government bonds	2,736,903	2,447,237	(289,666)
Atalanta/Sosnoff Mutual Funds	6,877,405	8,173,960	1,296,555
	57,165,408	65,140,459	7,975,051
Trading:			
Common Stocks, long	4,151,668	4,281,822	130,154
Common Stocks, short	(885,055)	(866,469)	18,586
Atalanta/Sosnoff Mutual Funds	11,334,357	14,175,580	2,841,223
	14,600,970	17,590,933	2,989,963
Other:			
Investments in Partnerships	10,743,609	25,295,627	14,552,018
	$82,509,987	$108,027,019	$25,517,032

4. Related Party Transactions

As the General Partner for the Partnerships and the investment advisor of the Offshore Fund, Capital earned approximately, $2,442,000, $5,029,000 and $2,876,000 in 2001, 2000 and 1999, respectively, for advisory and management services (charged at 1% – 3% of net assets) and incentive fees charged at 20% of performance, as defined, in the case of one partnership. Balances receivable from the Partnerships were approximately $615,000, $2,033,000 and $1,524,000 at December 31, 2001, 2000 and 1999 respectively, including approximately $747,000 and $1,239,000 of incentive fees which are included in advisory fee revenue in 2000 and 1999, respectively. There were no incentive fees receivable at December 31, 2001.

Investments include shares held of the Atalanta/Sosnoff Fund, Atalanta/Sosnoff Value Fund, Atalanta/Sosnoff Focus Fund, Atalanta/Sosnoff Balanced Fund and the Atalanta/Sosnoff Mid Cap Fund (the "Funds"). Management acts as Distributor to the Funds and Capital acts as Investment Advisor. Management has agreed to reimburse each mutual fund's expenses to the extent necessary to limit each mutual fund's total operating expenses to 1.5% per annum (as defined) until at least October 1, 2006. General and administrative expenses include approximately $201,000, $140,000 and $91,000 of operating expenses which were reimbursed by Management in 2001, 2000 and 1999, respectively. Capital earned an advisory fee of approximately $134,000, $103,000, and $37,000 in 2001, 2000 and 1999, respectively.

The Company has loaned approximately $3,900,000 to two senior officers of the Company for taxes attributable to the compensation element of the restricted stock award (see Note 8). The loans accrue interest at the applicable federal rate, are recourse and are due in future principal payments as follows: $767,000 in 2002, $1,100,000 in 2003, $998,000 in 2004 and $996,000 in 2005. Interest earned and received by the Company on these loans was $165,000, $108,000 and $59,000 for the years ended December 31, 2001, 2000 and 1999, respectively.

Employment Agreement

In May 1985, Management entered into an employment agreement with an individual portfolio manager to provide investment related services to both Management and Capital. Under the terms of the agreement, the employee was paid the net profits relating to the accounts he managed (the "Net Profits") which represent advisory fees and commissions for all trades executed for his managed accounts, net of clearance and floor brokerage charges, allocated payroll, overhead and out-of-pocket expenses incurred on his behalf by Management. Effective October 1, 1998, Management entered into a new agreement with the employee for the period ended December 31, 2000, under which the employee relinquished the revenue from investment management and brokerage services provided to the managed accounts to Management.

Pursuant to this agreement, Management has made payments to the employee in three annual installments in January 1999, 2000 and 2001, based upon a multiple of annualized revenues from the employee's managed accounts. Based upon the managed accounts asset value over the period, the Company recognized approximately $2.9 million ratably as compensation expense over the term of the arrangement. In addition, Management and the employee agreed to change the split of Net Profits paid to the employee from 100% during the twelve-month period ended September 30, 1998 to 50% for the twelve-month period ended September 30, 1999, 25% for the twelve-month period ending September 30, 2000, and 0% thereafter. The employee has continued his employment with the Company.

5. Provision For Income Taxes

The provision for income taxes consists of:

	2001	2000	1999
Current income taxes:			
Federal	$ 800,000	$ 8,373,000	$ 6,141,000
State and local	198,000	4,508,000	1,337,000
Total current	998,000	12,881,000	7,478,000
Deferred income taxes (credit) provision:			
Federal	(656,000)	(2,885,000)	4,907,000
State and local	(162,000)	(1,545,000)	1,069,000
Total deferred	(818,000)	(4,430,000)	5,976,000
Total provision	$ 180,000	$ 8,451,000	$13,454,000

A reconciliation of the statutory federal income tax rate and the effective rate based on consolidated income before income taxes in 2001, 2000 and 1999, is set forth below:

	2001	2000	1999
Statutory federal income tax rate	34.9%	34.9%	34.9%
Increase resulting from:			
State and local income taxes, net of federal tax benefit	4.0	7.5	7.5
Other	—	—	0.1
Effective rate	38.9%	42.4%	42.5%

Deferred taxes payable are comprised of the following components as of December 31, 2001 and 2000:

	2001	2000
Unrealized gain on investments	$3,656,000	$6,850,000

6. Net Capital Requirements

Management is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1. At December 31, 2001, Management had net capital of approximately $10,722,000 which was $10,472,000 in excess of its required net capital of $250,000, and had a ratio of aggregate indebtedness to net capital of 0.20 to 1.

7. Commitments And Contingencies

Leases

The Company leases certain office space and equipment under noncancelable operating leases expiring in 2002. In October, 1999, the Company entered into a new 15-year lease on its existing office space in New York that commences on September 1, 2002, resulting in approximate future minimum annual rent under this lease of $919,000, $1,011,000 and $1,103,000 per annum for each of the five-year periods ending August 2007, 2012, and 2017, respectively. Rent expense pursuant to these lease arrangements was approximately $672,000, $653,000 and $671,000 in 2001, 2000 and 1999, respectively.

Clearance of Securities

Management has an agreement with a broker-dealer to clear securities transactions, carry customers' accounts on a fully disclosed basis and perform certain record-keeping functions. The agreement can be cancelled by either party upon 90 days' written notice. The agreement states that Management will assume customer obligations should a customer of Management default. The clearing broker-dealer controls credit risk of customers by requiring maintenance margin collateral in compliance with various regulatory and internal guidelines. At December 31, 2001, there were no significant customer receivables.

Compensation Agreements

Effective January 1, 1993, the Company adopted the Management Incentive Plan (the "MIP") for senior executives. Under the MIP, each participant is entitled to receive their assigned share of the annual award pool, which is computed based on operating income performance goals, as defined in the MIP. An operating bonus of $541,000 was earned and accrued in 2000. No operating bonuses were earned under the operating MIP for 2001 and 1999.

The Company adopted an amendment to the MIP in 1999 whereby an annual investment performance bonus is earned by the Chief Executive Officer (CEO) based upon pre-tax earnings of certain managed assets of the Company in excess of a base index return, as defined. Included in compensation expense is an accrued investment performance bonus to the CEO of $2,216,000 and $3,446,000 in 2000 and 1999, respectively. No investment performance bonus was earned by the CEO in 2001.

In addition, under the amended MIP agreement, the President of the Company earns a bonus based upon the pre-tax operating profits earned by the Company as general partner of the Partnership managed by the President and an annual bonus based upon the pre-tax earnings of the Company's investment in the Partnership managed by the President. Included in compensation expense related to this bonus is approximately $64,000, $1,683,000 and $532,000 for 2001, 2000 and 1999, respectively.

8. Stock Option, Stock Purchase, Incentive And Profit-Sharing Plans

In 1996, the Company adopted the Long-Term Incentive Plan ("LTIP") under which awards of stock, restricted stock, options and other stock-based awards totaling 880,000 shares of common stock may be granted to all full-time employees, officers and directors of the Company and its subsidiaries.

In 1997, the Company awarded 775,000 shares of restricted stock at the issue price of $.01 per share to two officers of the Company under the terms of the LTIP. Such awards vested over the four years ended September 2001. The difference of $9,001,625 between market value ($11.625 per share) on the date of grant and the purchase price was recorded as unearned compensation in shareholders' equity and was amortized over the four-year period commencing with the fourth quarter of 1997 and ended with the third quarter of 2001.

Options may be granted as either "Qualified Options," "Nonqualified Options" or "Incentive Options." Generally, Qualified Options and Incentive Options may not be granted at a per share price that is less than 100% of fair market value on the date of grant. Nonqualified Options may be granted at prices determined by a committee comprised of certain members of the Board of Directors.

The Company's previous stock option plan, as amended (the "SOP") was terminated by the Company in connection with the approval by stockholders of the LTIP. The SOP provided for options to purchase 900,000 shares of common stock. The termination of the SOP did not affect options then outstanding.

A summary of option transactions for the three years ended December 31, 2001, is presented below. Each option becomes exercisable as to 20% of the total number of shares subject to the option six months after the date of grant, and as to an additional 20% each year thereafter. Generally, options may not be exercised more than ten years from the date of grant. Incentive Stock Options were granted at an exercise price of $9.00 in 1998. Nonqualified options were granted at exercise prices equal to the market price per share at the date of grant. Only the LTIP has options available for grant at the end of 2001.

	Incentive Stock Options	Qualified Stock Options	Nonqualified Stock Options	Total
Outstanding, end of 1999, 2000 and 2001	100,000	—	150,000	250,000
Exercisable, end of 1999				190,000
Exercisable, end of 2000				230,000
Exercisable, end of 2001				240,000
Available for grant, end of 2001				55,000

The Company accounts for these options under Accounting Procedures Board Opinion No. 25, under which no compensation cost has been recognized in the accompanying consolidated statements of income and comprehensive income. Had compensation cost for these options been determined consistent with the fair value method required by Financial Accounting Standards Board Statement No. 123 ("FASB No. 123"), the Company's net income and earnings per share would have been the following pro forma amounts in each of the three years ended December 31, 2001:

	2001	2000	1999
Net income:			
As reported	$283,254	$11,502,840	$17,564,232
Pro forma	$261,054	11,393,489	17,454,834
Basic EPS:			
As reported	0.03	1.27	1.91
Pro forma	0.03	1.26	1.90
Dilutive EPS:			
As reported	0.03	1.27	1.91
Pro forma	0.03	1.26	1.90

In January 1998, the Company granted 50,000 Incentive Options at an exercise price of $9.00 per share under the LTIP to an executive officer of the Company. For the purposes of FASB No. 123 calculations, the fair value of these options was $3.27 per share, and was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions: risk-free interest rate of 5.5%; expected dividend yield of 2.9%; expected option life of 10 years and expected volatility of 33%. The fair value of the options to purchase 800,000 shares granted in 1995 with an exercise price of $9.50 per share (of which 650,000 were canceled in 1997) was $4.71 per share, and was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions used: risk-free interest rate of 5.7%, expected dividend yield of 1.6%, expected option life of 10 years and expected volatility of 40%.

Because the Statement 123 method of accounting has not been applied to options granted prior to January 1, 1995, the resulting pro forma compensation cost and related impact on net income and earnings per share may not be representative of that to be expected in future years.

The Company also has a profit-sharing plan covering substantially all full-time employees. Contributions to this plan, which in any fiscal year are at the discretion of the Board of Directors, were approximately $209,000, $366,000 and $265,000 in 2001, 2000 and 1999, respectively.

9. Treasury Stock Transactions

In January and February 2000, the Company purchased 6,500 and 5,000 shares of its common stock, respectively, at an average price of $8.98 per share. In August and September 2000, the Company purchased 19,000 and 39,400 shares of its common stock, respectively, at an average price of $9.98 per share. In May and September 2001, the Company purchased 94,920 and 24,600 shares of its common stock, respectively, at an average price of $11.21 per share. On December 12, 2001, the Company retired 189,420 shares of treasury stock and restored the common stock to authorized and unissued status.

10. Financial Instruments With Off-Balance Sheet Risk And Concentration Of Credit Risk

In the normal course of business, the Company enters into various security transactions as principal. The execution, settlement and financing of these transactions may result in off-balance sheet risk or concentration of credit risk.

From time to time, the Company sells securities that it does not currently own and is therefore obligated to purchase such securities at a future date. The Company will incur a loss if the market price of the securities increases before such time that the Company purchases the securities.

The Company is engaged in trading activities with various counterparties. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

Cash and securities positions owned or sold by the Company are carried by its prime broker. To the extent the Company purchases or sells securities on margin, a specified level of collateral in the form of securities or cash is held by the prime broker to satisfy its margin requirements. This subjects the Company to counterparty credit risk with respect to the prime broker, to the extent cash and securities held by the prime broker on behalf exceed the margin balance.

Board of Directors

Jay S. Goldsmith
Ronald H. Menaker
Martin T. Sosnoff
Craig B. Steinberg
Thurston Twigg-Smith

Corporate Officers

Martin T. Sosnoff[1]
Chairman and Chief Executive Officer

Craig B. Steinberg[1]
President and Director of Research

Anthony G. Miller[2]
Executive Vice President and Chief Operating Officer; Secretary

Kevin S. Kelly[2]
Senior Vice President and Chief Financial Officer

Officers of Subsidiaries*

Managing Director
Dennis R. White[4]

Senior Vice Presidents
Donn M. Goodman[5]
William M. Knobler[4]
Jeanine M. Nadler[4]
James D. Staub[5]

Vice Presidents
Jennifer Ancker[5]
Ted Bellis[4]
William E. DiPietro[5]
Morton A. Milhauser[4]
Anthony S. Ng[5]
Kin W. Ng[5]
Toni Sosnoff[3]

Assistant Vice Presidents
Wendy A. Bailey[5]
Julie Gold[5]
Ray Ng[5]

* Atalanta/Sosnoff Capital Corporation (Delaware) and Atalanta/Sosnoff Management Corporation

Executive Offices
Atalanta/Sosnoff Capital Corporation
101 Park Avenue
New York, New York 10178
(212) 867-5000
www.atalantasosnoff.com

Transfer Agent and Registrar
Continental Stock Transfer & Trust Company

Annual Meeting
The Annual Meeting of Stockholders will be held at 11:00 A.M., on Thursday, May 9, 2002 at:

Bear, Stearns & Co., Inc.
383 Madison Avenue, 13th Floor
New York, New York

A formal Notice of Meeting, Proxy Statement and Proxy has been mailed to all shareholders of record as of March 22, 2002.

Shareholder Inquiries
All inquiries concerning matters of general interest to shareholders should be directed to:
Atalanta/Sosnoff Capital Corporation
101 Park Avenue
New York, New York 10178
Attn: Shareholder Relations

Counsel
Greenberg & Kahr

Independent Public Accountants
Rothstein, Kass & Company, P.C.

ANY SHAREHOLDER SOLICITED IN CONNECTION WITH THE 2002 ANNUAL MEETING OF STOCKHOLDERS UPON WRITTEN REQUEST ADDRESSED TO SHAREHOLDER RELATIONS AT THE COMPANY SHALL RECEIVE WITHOUT CHARGE A COPY OF THE COMPANY'S 2001 ANNUAL REPORT ON FORM 10-K AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. FORM 10-K AND OTHER PUBLIC FILINGS ARE ALSO AVAILABLE ON THE INTERNET AT THE COMPANY'S WEB SITE, www.atalantasosnoff.com

The Company's common stock is listed on the New York Stock Exchange and trades under the symbol "ATL". Presented below are the high and low quarterly stock prices for the last three years, as reported on the New York Stock Exchange Composite Transactions Tape, together with special dividends declared.

	2001		2000		1999	
Quarter Ended:	**High**	**Low**	**High**	**Low**	**High**	**Low**
March 31	$11.25	$ 9.90	$10.50	$ 7.88	$10.56	$6.75
June 30	11.60	10.00	10.63	9.00	10.00	7.50
September 30	11.45	9.40	10.75	9.50	10.13	7.13
December 31	10.71	9.45	11.63	10.25	8.88	7.63
Special Dividends Declared	$.20		$.25		None	

(1) Officer of Atalanta/Sosnoff Capital Corporation (a NYSE listed company), and also an officer of Atalanta/Sosnoff Capital Corporation (Delaware).

(2) Officer of Atalanta/Sosnoff Capital Corporation (a NYSE listed company), and also an officer of both Atalanta/Sosnoff Capital Corporation (Delaware) and Atalanta/Sosnoff Management Corporation.

(3) Officer of Atalanta/Sosnoff Capital Corporation (Delaware) only.

(4) Officer of Atalanta/Sosnoff Management Corporation only.

(5) Officer of both Atalanta/Sosnoff Capital Corporation (Delaware) and Atalanta/Sosnoff Management Corporation.